Exhibit 99.77(C)

ITEM 77C - Matters submitted to a vote of security holders

  An annual meeting of shareholders of Voya Infrastructure, Industrials and Materials Fund was held July 2, 2014 to: 1) elect 4 nominees to the Board of Trustees of Voya Infrastructure, Industrials and Materials Fund.

	Proposal	Shares Voted For	Shares Voted Against or Withheld	Shares Abstained	Broker non-vote	Total Shares Voted
J. Michael Earley	1	6,081,281.221	152,977.000	0.000	0.000	8,400,675.000
Patrick W. Kenny	1	6,080,832.221	153,426.000	0.000	0.000	8,400,675.000
Shaun P. Mathews	1	5,919,527.221	314,731.000	0.000	0.000	8,400,675.000
Roger B. Vincent	1	6,080,832.221	153,426.000	0.000	0.000	8,400,675.000

Proposal passed.